SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

JPS Industries, Inc.

(Name of Subject Company (Issuer))

JPS Industries, Inc.

(Name of Filing Person (Issuer))

Certain options granted under the JPS Industries, Inc. 1997 Incentive and Capital Accumulation Plan, as Amended

(Title of Class of Securities)

46624B30

(CUSIP Number of Class of Securities)

(underlying Common Stock)

Charles R. Tutterow

Executive Vice President, Chief Executive Officer and Secretary

JPS Industries, Inc.

555 North Pleasantburg Drive, Suite 202

Greenville, South Carolina 29607

(864) 239-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Lizanne Thomas, Esq.

Jones Day

3500 SunTrust Plaza

303 Peachtree Street, N.E.

Atlanta, Georgia 30308

(404) 521-3939

CALCULATION OF FILING FEE*

Transaction Valuation	Amount of Filing Fee

$72,065	$14.41

*	Calculated solely for purposes of determining the filing fee. Assumes the purchase of all 195,931 eligible options to purchase shares of common stock of JPS Industries, Inc., with a weighted average purchase price per underlying share of common stock of $0.3678. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of 1% of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase, dated February 5, 2004 (the “Offer to Purchase”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is JPS Industries, Inc. and the address and telephone number of its principal executive offices are 555 North Pleasantburg Drive, Suite 202, Greenville, South Carolina 29607, (864) 239-3900.

(b) This Schedule TO relates to an offer by JPS Industries, Inc. to purchase certain options outstanding under the JPS Industries, Inc. 1997 Incentive and Capital Accumulation Plan, as amended (the “Options”), for: (i) $0.75 per share of common stock, $0.01 par value (“Common Stock”), issuable upon exercise of an Option with a per share exercise price of $2.93; (ii) $0.35 per share of Common Stock issuable upon exercise of an Option with a per share exercise price of $4.38; and (iii) $0.25 per share of Common Stock issuable upon exercise of an Option with a per share exercise price of $4.83, subject to the terms and conditions described in the Offer to Purchase and the related Letter of Transmittal, attached hereto as Exhibit (a)(2). The information set forth in the Offer to Purchase under “Price Range of Common Stock Underlying the Options” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Price Range of Common Stock Underlying the Options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) The information set forth in Item 2(a) above and in the Offer to Purchase under “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Number of Options; Expiration Date,” “Procedures for Electing to Participate in the Offer,” “Withdrawal Rights,” “Acceptance of Options and Payment of Purchase Price,” “Source and Amount of Consideration,” “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer,” “Material Federal Income Tax Consequences” and “Extension of Offer; Termination; Amendment” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Offer to Purchase under “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Purchase under “Purpose of the Offer” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Purpose of the Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds and Other Consideration.

(a) The information set forth in the Offer to Purchase under “Source and Amount of Consideration” and “Fees and Expenses” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Conditions of the Offer” is incorporated herein by reference.

(d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Purchase under “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) Not applicable.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a) The information set forth in the Offer to Purchase under “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” and “Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) Not applicable.

Item 12.	Exhibits.

(a	)(1)	Offer to Purchase, dated February 5, 2004.

(a	)(2)	Form of Letter of Transmittal.

(a	)(3)	Form of Letter to Eligible Employees from Michael L. Fulbright, Chairman, President and Chief Executive Officer, dated February 5, 2004.

(b	)	Not applicable.

(c	)	Not applicable.

(d	)(1)	JPS Industries, Inc. 1997 Incentive and Capital Accumulation Plan, as amended, filed as Exhibit 4 to the registration statement on Form S-8 (File No. 333-69078) filed with the Securities and Exchange Commission on September 7, 2001 and incorporated herein by reference.

(d	)(2)	Stock Option Agreement, dated February 28, 1999, between the Company and Michael L. Fulbright, filed as Exhibit 10.3 to the current report on Form 8-K filed with the Securities and Exchange Commission on March 4, 1999 and incorporated herein by reference.

(d	)(3)	Restricted Stock Award Agreement, dated August 5, 2003, between the Company and Michael L. Fulbright, filed as Exhibit 10.68 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on January 29, 2004 and incorporated herein by reference.

(e	)	Not applicable.

(f	)	Not applicable.

(g	)	Not applicable.

(h	)	Not applicable.

Item 13.	Information Required by Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: February 5, 2004	JPS INDUSTRIES, INC.

	By:	/s/ Charles R. Tutterow

		Name: Title:	Charles R. Tutterow Executive Vice President and Chief Financial Officer

Exhibit Index

(a	)(1)	Offer to Purchase, dated February 5, 2004.

(a	)(2)	Form of Letter of Transmittal.

(a	)(3)	Form of Letter to Eligible Employees from Michael L. Fulbright, Chairman, President and Chief Executive Officer, dated February 5, 2004.